Mail Stop 3561

June 30, 2009

Via Fax & U.S. Mail

Mr. Ali Moussavi
Chief Executive Officer
NT Media Corp.of California, Inc.
7800 Oceanus Drive
Los Angeles, CA 90046

> **Re:** **NT Media Corp.of California, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed May 18, 2009**
> **File No. 0-31012**

Dear Mr. Moussavi:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that the first and third paragraphs of the report of the independent registered accounting firm make reference to the work performed by other auditors with respect to the statements of operations, stockholder's equity and cash flows included in the cumulative from inception to December 31, 2006 periods. Please note that when reference to the work of other auditors is included in the report of the independent registered public accounting firm, the separate report of the firm performing the referenced work must be included in the filing in accordance with Rule 2-05 of Regulation S-X. Please revise the Company's Annual Report on Form 10-K to include the report of the other auditors referenced in the independent auditor's report. Alternatively, revise the report of the independent registered public accounting firm to encompass all information included in the Company's financial statements and eliminate the reference to the work of the other auditors.

Other

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief